FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Share capital reduction
2.	Extraordinary non-cash distribution of the Additional Paid-in capital
3.	Cesky Telecom a.s. share purchase operation by Telefonica - European Commission authorization
4.	Cesky Telecom a.s. - closing of the acquisition of 51.1% of its capital

Item 1- Share capital reduction

"Telefonica, S.A.", as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following:

SIGNIFICANT EVENT

The Board of Directors of Telefonica, S.A., at its meeting of May 31st, 2005, resolved to execute the resolution adopted by the company's shareholders in their Annual General Meeting held this same date (May 31st, 2005) regarding a capital reduction by the cancellation of own shares corresponding to the "TIES Program", the compensation system tied to the market price of Telefonica, S.A. share and targeted at the non- executive employees of the Telefonica Group.

Therefore, 34,760,964 of the own shares of Telefonica, S.A. have been cancelled, reducing the company's share capital by the sum of 34,760,964 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,921,130,397 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

This share capital reduction is done with a charge to the Additional paid-in capital Reserve, and does not involve the return of contributions as the company itself is the owner of the cancelled shares, and the purpose of the operation is to cancel own shares held as treasury stock.

The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) today, June 7th, 2005.

Madrid, June7th, 2005

Item 2.- Extraordinary non-cash distribution of the Additional Paid-in capital

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports:

Pursuant to the resolution adopted by the Annual General Shareholders' Meeting of Telefonica, S.A. held on May 31st, 2005 regarding the extraordinary non-cash distribution of additional paid-in capital by means of delivery to Telefonica, S.A. shareholders of shares representing the capital stock held as treasury stock in the proportion of one (1) share to every twenty- five (25) shares they hold entitled to participated in the distribution, we hereby inform all shareholders that the distribution, in accordance with the aforesaid General Meeting resolution, will be made as follows:

  Shareholders entitled to participate in the distribution. The right to receive the non-cash refund of the additional paid- in capital will accrue to anyone who, under Spanish law, has Telefonica, S.A. shareholder status at the end of the day on June 20th, 2005.

  Settlement of fractions: Telefonica, S.A. shareholders who own a number of shares in excess of a multiple of 25 or that do not reach 25 ("Fractions"), and taking into account that for those Fractions they would not be able to receive a share of Telefonica, S.A. but only fractions of a share, will receive a cash amount equivalent to those fractions of a Telefonica, S.A. share ("Compensation for Fractions")

For this purpose, the value of the Compensation for Fractions will be determined according to the arithmetic mean of the weighted average prices of the Telefonica, S.A. share in the Spanish interconnected stock market system ("Mercado Continuo") on days 21, 22 and 23 of June 2005.

  Agent for the distribution and for Fractions: "Banco Bilbao Vizcaya Argentaria" (BBVA) shall act as Agent for the distribution and as Fractions Agent, and shall be responsible for coordinating and carrying out with the Spanish securities registrar, clearing and settlement company (IBERCLEAR - "Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores") and its participating entities, the arrangements and operations necessary for implementing the distribution of the Additional Paid-in capital Reserve.

  Delivery date: The delivery of the shares and of the Compensation for Fractions as may apply, will be done within five stock market trading days from June 24th, 2005.

Madrid, June 10th, 2005

Item 3.- Cesky Telecom a.s. share purchase operation by Telefonica - European Commission authorization

Further to the reports registered on March 31st and April 6th and 12th, 2005, Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The European Commission has authorised the concentration operation whereby Telefonica, S.A. is to take control of the Czech telecommunication operator Cesky Telecom a.s. by purchasing 51.1% of its share capital.

Telefonica, S.A. received notification today of the decision of the European Commission not to oppose the Cesky Telecom a.s. share purchase operation by Telefonica. In its decision, the European Commission considers that the transaction does not significantly affect competition in either all or a substantial part of the European Economic Area, so authorising it without any conditions.

Subsequent to this authorisation, Telefonica, S.A. expects the acquisition could in normal circumstances be implemented this June.

The purchase by Telefonica, S.A. of 51.1% of the equity of Cesky Telecom a.s. implies the subsequent formulation of a public tender offer for the other 48.9% of equity in the company.

Madrid, June 10th, 2005.

Item 4.- Cesky Telecom a.s. - closing of the acquisition of 51.1% of its capital

Further to the report registered on June 10th, 2005, Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

After having obtained the required authorisation of the European Commission on June 10th, 2005, Telefonica. S.A. and the National Property Fund, the Czech Republic's privatisation entity, have today closed the sale of 51.1% of the telecommunications operator Cesky Telecom. The price for the acquisition of 51.1% of the operator's capital stands at EUR 2,746 million, as expected.

The acquisition of Cesky Telecom further develops Telefonica's strategy of organic growth complemented with selective acquisitions with strong positions in their respective markets. Cesky Telecom is the leading operator in fixed and mobile services in the Czech Republic, with an edge over its competitors thanks to being the sole integrated operator in its market. In March 2005, the company operated 9 million of accesses.

In accordance with Czech legislation, within 60 days from today, Telefonica will launch a tender offer for the remaining share of the capital stock, i.e. for up to 48.9%. The terms of the tender offer will be published after approval by the Czech authorities.

Madrid, June 16th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	July 15th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors